EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Fiscal Years Ended December 31
(In thousands)	Nine Months Ended September 30, 2010	2009	2008	2007	2006	2005
Net (loss) earnings	$(673,250)	$(147,879)	$(410,579)	$(1,290,299)	$582,172	$522,854
Federal and state income taxes	(386,733)	(94,401)	(263,550)	(778,616)	231,097	217,485

(Loss) earnings before income taxes	$(1,059,983)	$(242,280)	$(674,129)	$(2,068,915)	$813,269	$740,339
Equity in net (income) loss of affiliates	(14,668)	(33,226)	(59,797)	416,541	(256,993)	(217,692)
Distributed income from equity investees	29,498	11,040	35,460	51,512	150,609	144,161

Net (loss) earnings	$(1,045,153)	$(264,466)	$(698,466)	$(1,600,862)	706,885	666,808

Fixed charges:
Interest	$28,551	$46,010	$53,514	$53,068	$48,149	$43,043
One-third of all rentals (2)	1,234	2,496	2,529	2,746	3,255	2,852

Fixed charges	$29,785	$48,506	$56,043	$55,814	$51,404	$45,895

Net (loss) earnings and fixed charges	$(1,015,368)	$(215,960)	$(642,423)	$(1,545,048)	$758,289	$712,703

Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	(1)	(1)	14.8x	15.5x

(1)	For the nine months ended September 30, 2010, and in 2009, 2008 and 2007, earnings were not adequate to cover fixed charges in the amount of $1,015.4 million, $215.9 million, $642.2 million and $1,545.0 million, respectively.
(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.